Exhibit (g)(ii)

ACCIDENTAL DEATH AND DISMEMBERMENT EXCESS OF LOSS
REINSURANCE AGREEMENT

ACCIDENTAL DEATH AND DISMEMBERMENT EXCESS OF LOSS REINSURANCE
AGREEMENT

          THIS AGREEMENT is made and entered into by and between PRUDENTIAL INSURANCE COMPANY OF AMERICA, a New Jersey corporation, and/or any subsidiaries or affiliated companies (hereinafter called the “Company”) of the one part, and the various Reinsurers as identified by the Interests and Liabilities Agreements attaching to and forming a part of this Agreement (hereinafter called the “Reinsurers”) of the other part.

          The parties hereto agree as hereinbelow, in consideration of the mutual covenants contained in the following Articles and upon the terms and conditions set forth therein:

COVERAGE

          The Reinsurers will indemnify the Company in respect to Accidental Death and Dismemberment benefits for business classified by the Company as:

BASIC ACCIDENTAL DEATH AND DISMEMBERMENT, VOLUNTARY ACCIDENTAL DEATH AND DISMEMBERMENT, BUSINESS TRAVEL ACCIDENT AND PERSONAL ACCIDENT INSURANCE AND BUSINESS UNDERWRITTEN FOR THE COMPANY BY JOHNSON, ROONEY, WELCH INCORPORATED.

          All reinsurance for which the Reinsurers will be obligated by virtue of this Agreement will be subject to the same terms, conditions, interpretations, waivers, modifications, and alterations as the respective policies of the Company to which this Agreement applies. Nothing herein will in any manner create any obligations or establish any rights against the Reinsurers in favor of any third parties or any persons not parties to this Agreement except as provided in the Insolvency Article.

TERM

          This Agreement will apply to all losses occurring during the 12-month term extending from 12:01 a.m. standard time (as set forth in the Company’s policies) on January 1, 2006 to 12:01 a.m. standard time on January 1, 2007 on policies in force as of January 1, 2006 at 12:01 a.m. standard time, or written or renewed with effective dates during the term of this Agreement.

          Notwithstanding the expiration of this Agreement as hereinabove provided, the provisions of this Agreement will continue to apply to all obligations and liabilities of the parties incurred hereunder to the end that all such obligations and liabilities will be fully performed and discharged.

TERRITORY

          The territorial scope of this Agreement will follow that of the Company’s policies.

EXCLUSIONS

This Agreement does not apply to and specifically excludes the following:

A.

Assumed reinsurance except pro-rata facultative and except assumed reinsurance from Transamerica Occidental Life Insurance Company and Combined Insurance Company of America as respects business underwritten by Johnson, Rooney, Welch, Incorporated.

B.	Participation in any pool or association of insurers and/or reinsurers.

C.	War (declared or undeclared).

D.	Credit Card business.

E.	Airport Coupon and ticket business.

F.	Disability business.

G.	Medical business (other than accident medical).

H.	Professional Sports business.

I.	Loss, claim or liability as excluded per the Company’s policies.

J.	American Institute of Certified Public Accountants (AICPA).

DEFINITIONS

          The following terms, wherever used in this Agreement, will have the meanings set forth herein, and will be deemed to refer to the singular, plural, or otherwise inflected forms of such terms, as the context requires:

A.

“Loss expense” will mean all expenses incurred by the Company in the investigation, appraisal, adjustment, litigation and/or defense of claims under policies reinsured hereunder, including court costs, interest accrued prior to final judgment if included as part of expense on reinsured policies, and interest accrued after final judgment, but excluding internal office expenses, salaries, per diem, and other remuneration of regular Company employees. Such loss expense, where incurred in connection with claims involving this reinsurance will be apportioned between the Company and the Reinsurers in proportion to their respective interests as finally determined in addition to the retention and limit of this Agreement. However, in the event a verdict or judgment is reduced by an appeal or a settlement, subsequent to the entry of the judgment, resulting in an ultimate saving on such verdict or judgment, or a judgment is reversed outright, the loss expense incurred in securing such final reduction or reversal will be prorated between the Reinsurers and the Company in the proportion that each benefits from such reduction or reversal, and the expenses incurred up to the time of the original verdict or judgment will be prorated in proportion to each party’s interest in such verdict or judgment.

B.

“Net earned premium” will mean the gross earned premium of the Company for the classes of business reinsured hereunder as specified in the Coverage Article, less the earned portion of premium paid for per risk reinsurance that inures to the benefit of this Agreement.

C.	“Policies” will mean all policies, binders, contracts, or agreements of insurance or reinsurance, whether written or oral.

D.

“Ultimate net loss” will mean the actual loss or losses sustained by the Company under its policies, after deduction of all recoveries (which are actually recovered), and inuring reinsurance (whether recoverable or not), and 100% of any claims related extra contractual obligations. All recoveries or reinsurance received subsequent to any loss settlement hereunder will be applied as if received prior to the settlement, and all necessary adjustments will be made by the parties hereto. Nothing in this definition, however, should be construed to mean that losses under this Agreement are not recoverable until the Company’s ultimate net loss has been ascertained.

RETENTION AND LIMIT

          No claim will be made hereunder unless the Company has first sustained an ultimate net loss of $750,000 each life, each loss. The Reinsurers will then indemnify the Company for the amount of loss in excess of $750,000 each life, each loss. The limit of liability to the Reinsurers will not exceed $4,250,000 each life, each loss, plus their proportionate share of loss expense. Should any loss involve this Agreement, the obligation of the Reinsurers will be reinstated immediately and automatically as to any subsequent loss for the full amount of reinsurance as set forth above. Notwithstanding the foregoing, the annual aggregate limit of liability of the Reinsurers will be $50,000,000 for the term of the Agreement, plus their proportionate shares of loss expense.

NET RETAINED LIABILITY

          This Agreement will apply only to that portion of any insurance or reinsurance that the Company retains net for its own account, and such portion will be used in calculating the amount of any ultimate net loss hereunder as well as the amount in excess of which this Agreement attaches; however, recovery from any underlying reinsurance will inure to the sole benefit of the Company and will be disregarded for the purposes of this Agreement. The amount of the Reinsurers’ liability hereunder with respect to any ultimate net loss will not be increased by the inability of the Company to collect from any other reinsurers any amounts that may have become due from them, whether such inability arises from the insolvency of such reinsurers or otherwise.

RATE AND PREMIUM

          For the term of this Agreement, there will be a minimum and deposit premium hereon of $4,500,000 payable in equal, quarterly installments on January 1, 2006, on April 1, 2006, on July 1, 2006 and on October 1, 2006. At Agreement expiration, the Company will adjust the minimum and deposit premium against a rate of 3.56% of its net earned premium.

EXTRA CONTRACTUAL OBLIGATIONS

          This Agreement will cover any ultimate net loss arising from claims related extra contractual obligations, if subject to all the other terms of this Agreement, the Company through written communication, in advance of any action, notifies the Reinsurers of such action. Recognizing the urgent nature of these communications, the Reinsurers agree to promptly respond. If a Reinsurer concurs in writing to the actions or decisions proposed by the Company, then that Reinsurer will share in any claims related extra contractual obligations. If a Reinsurer does not respond promptly, it will be deemed as concurrence with the Company’s action or decision. If a Reinsurer does not concur with the Company on the proposed action, said Reinsurer will remit its share of the loss and with that payment the Reinsurer will be released from its liability as respects that claim. The amount of loss is defined as the amount of benefit claimed and related loss expense as of the date of the request of the consultation.

          “Extra contractual obligations” as used in this Agreement will mean those liabilities not covered under any other provision of this Agreement, which arise from the handling of any claim on business covered hereunder, such liabilities arising because of, but not limited to, the following: failure to settle within the policy limit, by reason of alleged or actual negligence, fraud, or bad faith in rejecting an offer of settlement, in the preparation of the defense, in the trial of any action against the insured or reinsured, or in the preparation or prosecution of an appeal consequent upon such action.

          There will be no recovery hereunder for an extra contractual obligation loss that has been incurred due to fraud committed by a member of the board of directors or a corporate officer of the Company, acting individually, collectively, or in collusion with a member of the board of directors, a corporate officer, or a partner of any other corporation, partnership, or organization involved in the defense or settlement of a claim on behalf of the Company.

          The date on which any extra contractual obligation is incurred by the Company will be deemed, in all circumstances, to be the date of the original loss. Nothing in this Article will be construed to create a separate or distinct loss apart from the original covered loss that gave rise to the extra contractual obligations discussed in the preceding paragraphs. In no event will the total liability of the Reinsurers exceed their applicable limit of liability as set forth in the Retention and Limit Article.

REPORTS AND REMITTANCES

          As soon as possible following the expiration of this Agreement, the Company will furnish the Reinsurers with a report of reinsurance premium due them for that period. Such report will show and properly segregate the Company’s premium to which the reinsurance rate applies and contain such other information as may be required by the Reinsurers for completion of their NAIC annual statements. The premium due the Reinsurers will be balanced against the minimum and deposit premium set forth in the Rate and Premium Article, and any balance shown to be due the Reinsurers will be paid within 90 days following the close of the annual period.

RESERVES AND FUNDING

(This Article is applicable only to Reinsurers that cannot qualify for credit by each governmental authority having jurisdiction over the Company’s loss reserves.)

          As regards policies issued by the Company coming within the scope of this Agreement, the Company agrees that, when it files with the insurance department or sets up on its books reserves for known losses that have been reported to the Reinsurers (including loss and loss expense paid by the Company but not recovered from the Reinsurers and loss and loss expense reported and outstanding), which it is required by law to set up, it will forward to the Reinsurers a statement showing the proportion of such reserves applicable to them. The Reinsurers hereby agree that they will fund such reserves by cash advances, trust agreements, escrow accounts for the benefit of the Company, letters of credit, or a combination thereof. The Reinsurers will have the option of determining the method of funding referred to above, provided it is acceptable to the Company and each applicable regulatory authority.

          If a Reinsurer’s choice of funding is or includes a letter of credit, it will apply for and secure delivery to the Company of a clean, irrevocable, and unconditional letter of credit, dated on or before December 31 of the year in which the request is made, issued by a member of the Federal Reserve System or any bank approved for use by the NAIC Securities Valuation Office, and containing provisions acceptable to the insurance regulatory authorities having jurisdiction over the Company’s reserves in an amount equal to that Reinsurer’s proportion of said reserves.

          The letter of credit will be issued for a period of not less than one year, and will be automatically extended for one year from its date of expiration or any future expiration date unless 30 days prior to any expiration date the issuing bank notifies the Company by registered mail that it elects not to consider the letter of credit extended for any additional period. An issuing bank, not a member of the Federal Reserve System or not chartered in the state of domicile of the Company, will provide 60 days notice to the Company prior to any expiration in the event of nonextension.

          Notwithstanding any other provisions of this Agreement, the Company or its court-appointed successor in interest may draw upon the cash advances, trust agreements, escrow accounts and/or letters of credit at any time without diminution because of the insolvency of the Company or of any Reinsurer for one or more of the following purposes only:

A.	To pay the Reinsurer’s share or to reimburse the Company for the Reinsurer’s share of any loss reinsured by this Agreement, which has not been otherwise paid.

B.	To make refund of any sum in excess of the actual amount required to pay the Reinsurer’s share of any liability reinsured by this Agreement.

C.

In the event of nonextension of the letter of credit as provided for above, to establish deposit of the Reinsurer’s share of reserves for losses. Such cash deposit will be held in an interest bearing account separate from the Company’s other assets, and interest thereon will accrue to the benefit of the Reinsurer.

          The issuing bank will have no responsibility whatsoever in connection with the propriety of withdrawals made by the Company or the disposition of funds withdrawn, except to ensure that withdrawals are made only upon the order of properly authorized representatives of the Company.

          At annual intervals, or more frequently as agreed but never more frequently than semi-annually, the Company will prepare and forward to the Reinsurers a statement to reflect the Reinsurers’ share of reserves for losses. If the statement shows that the Reinsurers’ share of such reserves exceeds the balance available through cash advances, trust agreements, escrow accounts and/or letters of credit as of the statement date, then the Reinsurers will, within 30 days after receipt of notice of such excess, make an adjustment to increase the amount available. If, however, the statement shows that the Reinsurers’ share of such reserves is less than the balance available through the chosen method of funding as of the statement date, then the Company will, within 30 days after receipt of written request from the Reinsurers, release such excess credit by making the appropriate adjustment.

LOSS NOTICES AND SETTLEMENTS

          The Company will advise the Reinsurers promptly of all losses that, in the opinion of the Company, may involve the Reinsurers under this Agreement and of all subsequent developments pertaining thereto that may materially affect the Reinsurers as well. Inadvertent omission in dispatching the aforementioned notices will in no way affect the obligation of the Reinsurers under this Agreement, provided the Company informs the Reinsurers of such omission promptly upon discovery.

          The Company will have the right to settle all claims under its policies. The settlements, provided they are within the terms of this Agreement, will be unconditionally binding on the Reinsurers in proportion to their participation in this Agreement. When so requested, however, the Company will afford the Reinsurers, at the Reinsurers’ own expense, an opportunity to be associated with the Company in the defense of any claim, suit, or proceeding involving this Agreement, and the Company and the Reinsurers will cooperate in every respect in such defense. Amounts due the Company hereunder in the settlement of loss and loss expense will be payable by the Reinsurers immediately upon being furnished by the Company with reasonable evidence of the amount paid or to be paid in excess of the Company’s retention as set forth in the Retention and Limit Article.

DELAYS, ERRORS, OR OMISSIONS

          Any inadvertent delay, error, or omission will not be held to relieve either party hereto from any liability that would attach to it hereunder if such delay, error, or omission had not been made, providing any error or omission will be rectified upon discovery.

ENTIRE AGREEMENT/AMENDMENTS

          This Agreement constitutes the entire agreement between the parties. This Agreement may be altered or amended in any of its terms and conditions by mutual consent of the Company and the Reinsurer by addenda hereto; such addenda will then constitute a part of this Agreement.

ACCESS TO RECORDS

          Provided the Company received prior notice, the Reinsurers or their designated representatives will have the right to inspect at any reasonable time, all records of the Company that pertain in any way to this Agreement.

INSOLVENCY

(This Article will apply severally to each reinsured company referenced within the definition of “Company” in the Preamble to this Agreement. Further, this Article and the laws of the domiciliary state will apply in the event of the insolvency of any company intended to be covered hereunder. In the event of a conflict between any provision of this Article and the laws of the domiciliary state of any company intended to be covered hereunder, that domiciliary state’s laws will prevail.)

          In the event of a receivership, the reinsurance recoverables due under this Agreement will be payable by the Reinsurers directly to the receiver, after reasonable provision for verification, on the basis of claims allowed against the insolvent Company by any court of competent jurisdiction having authority to allow such claims or allowed by the receiver as a result of the conclusion of the claim filing, approval, and appeal process before the receiver. Regardless of any provision in this Agreement or other agreement to the contrary, payment will be made without diminution because of such insolvency or because the receiver has failed to pay all or a portion of any claims.

          The receiver of the Company will give or arrange to give to the Reinsurers, written notice of the pendency of a claim against the Company, within a reasonable period of time after the initiation of the receivership. Failure to give such notice will not excuse the obligation of the Reinsurers unless they are substantially prejudiced thereby. The Reinsurers may interpose, at their own expense, in the proceeding where such claim is to be adjudicated, any defense or defenses which they may deem available to the Company or its receiver. The reasonable expense thus incurred by the Reinsurers will be payable, subject to court approval, out of the estate of the insolvent Company as part of the expense of the receivership to the extent of a proportionate share of the benefit which may accrue to the Company in receivership, solely as a result of the defense undertaken by the Reinsurers.

          Payments by the Reinsurers will be made directly to the receiver of the Company except where this Agreement or the contract of insurance specifically provides another payee for such reinsurance in the event of the insolvency of the Company.

ARBITRATION

          As a condition precedent to any right of action under this Agreement, any dispute (whether during the currency of this Agreement or after expiration or termination of this Agreement) between the Company and the Reinsurer arising out of or in connection with this Agreement, including its formation or actual validity, will be submitted to the decision of a board of arbitration (hereinafter called the “board”) composed of two arbitrators and an umpire meeting at a site in Newark, New Jersey unless some other site is mutually agreed by the parties. The members of the board will be impartial and disinterested, active or former executive officers of life or reinsurance companies or Underwriters at Lloyd’s, London.

          To the extent not otherwise mutually agreed or provided for in this Article, the procedures and rules applicable to arbitration under the laws of New Jersey, as from time to time set forth, will govern the procedures of the arbitration. All time limitations stated in this Article may be amended by mutual consent of the parties, and will be amended automatically to the extent made necessary by any circumstances beyond the control of the parties.

          All notices in connection with the arbitration will be in writing and sent certified or registered mail, return receipt requested. The claimant’s notice demanding arbitration will reference this Article, will state in particulars all issues to be resolved in its view, and will name the arbitrator appointed by it. Within 30 days of receipt of the claimant’s notice, the respondent will notify the claimant of any additional issues to be resolved in the arbitration and of the name of its appointed arbitrator.

          If the respondent fails to appoint its arbitrator within 30 days after having received the claimant’s notice demanding arbitration, the claimant is authorized to and will appoint the second arbitrator and will notify the respondent of the name of the arbitrator appointed for it. The two arbitrators will appoint an umpire before instituting the hearing. If the two arbitrators fail to agree upon the appointment of an umpire within 30 days after notification of the appointment of the second arbitrator, within 10 days thereafter the claimant will apply to the American Arbitration Association to appoint an umpire. Notwithstanding the appointment of the umpire by the American Arbitration Association, the arbitration proceedings will not be governed by the American Arbitration Association’s commercial arbitration rules, but will be governed by the rules as set out in this Article. The board will notify the claimant and the respondent of the umpire’s identity within 10 days of the umpire’s appointment.

          The arbitration hearing will commence within 60 days of the appointment of the umpire. Within 30 days of the date of notice of appointment of the umpire, the claimant and respondent will each submit initial briefs to the board outlining the issues in dispute and the basis and reasons for their respective positions. Within 10 days after filing of the initial briefs the claimant and the respondent may submit reply briefs. Initial and reply briefs may be amended by the submitting party at any time, but not later than 10 days prior to the date of commencement of the arbitration hearing. Reasonable responses will be allowed at the hearing to new material contained in any amendments filed to the briefs but not previously addressed.

          Subject to customary and recognized legal rules of privilege, each party will have the obligation to produce as witnesses to the arbitration such of its employees or those of its affiliates as the other party may request, and any documents that the other party may request, providing always that those witnesses and documents be relevant to the issues before the arbitration and provided further that the parties may mutually agree as to further discovery prior to the arbitration. The board may, at its discretion, request and consider underwriting and placement information provided by the Company to the Reinsurer, as well as any correspondence exchanged by the parties that is related to this Agreement. Upon the petition of either the claimant or the respondent, the umpire will be the final judge of rules of privilege and as to relevancy of any witnesses and documents.

          The board will conduct the hearing and make its award with regard to the terms expressed in this Agreement, the original intentions of the parties to the extent reasonably ascertainable, and the custom and usage of the accident and health insurance and reinsurance business. At the hearing, evidence will be allowed but the formal rules of evidence will not apply; cross-examination and rebuttal will be allowed. Within 20 days of the close of the hearing, at their own election or at the request of the board, the claimant and the respondent may submit post-hearing briefs to be considered by the board before making its decision.

          The board will make its award within 30 days following the close of the hearing or the submission of post-hearing briefs, whichever is later. The decision by the majority of the members of the board will be in writing and will be final and binding upon the parties. The board is empowered to grant interim relief, as it may deem appropriate. Either the claimant or the respondent may apply to the United States District Court in the Company’s state of domicile for an order confirming the award; a judgment of such court will thereupon be entered on the award. If such an order is issued, the party against whom confirmation is sought will pay the attorneys’ fees and court costs the applying party incurs in pursuing the order.

The claimant and the respondent will each bear the expense of the arbitrator appointed by or for it and will jointly and equally bear the expense of the umpire and any stenographer requested. The remaining costs of the arbitration proceedings will be allocated by the board.

SEVERABILITY

          If any provision of this Agreement will be rendered illegal or unenforceable by the laws, regulations or public policy of any state, such provision will be considered void in such state, but this will not affect the validity or enforceability of any other provision of this Agreement or the enforceability of such provision in any other jurisdiction.

TAXES

          The Company will pay all taxes on premiums reported to the Reinsurers on this Agreement.

DEFERRED ACQUISITION COSTS TAX

          The Company and the Reinsurers will make a joint election, in accordance with Treas. Reg. 1.848-2(g)(8) (the “Regulation”), issued December 31, 1992, under Section 848 of the Internal Revenue Code (the “Code”) and:

A.

The party with the net positive consideration under this Agreement will capitalize specified policy acquisition expenses with respect to this Agreement without regard to the general deductions limitations of Section 848(c)(1) of the Code;

B.	The election will take effect on the Effective Date and will remain in effect for all subsequent years that this Agreement remains in effect; and

C.

Each party will attach a schedule to its federal income tax return for its first taxable year ending after the election becomes effective that identifies the agreements (including this Agreement) for which joint elections have been made under the Regulation.

Pursuant to this joint election:

AA.

The Company and the Reinsurers will exchange information pertinent to the amount of net consideration under this Agreement to assure consistency or as may otherwise be required by the Internal Revenue Service;

BB.

The Company will submit its calculation of the “net consideration” as defined under the above-referenced Regulation to the Reinsurer not later than May 1 for each and every tax year for which this Agreement is in effect;

CC.	The Reinsurers may challenge such calculation within thirty (30) business days of receipt of the Ceding Company’s calculation; and

DD.

The Parties will act in good faith to reach agreement as to the correct amount of net consideration whenever there is disagreement as to the amount of net consideration as determined under Treas. Reg. 1.848-2(f).

          The Company and the Reinsurers represent and warrant that they are subject to U.S. taxation under Subchapter L of Chapter 1 of the Code or Subpart F of Part III of Subchapter N of Chapter 1 of the Code.

CURRENCY

          All limits and retentions hereunder are expressed in United States currency, and all payments hereunder will be made in that currency. For the purposes of this Agreement, amounts paid or received by the Company in currencies other than United States currency will be converted into United States dollars at the actual rates of exchange at which they are entered in the Company’s books.

SERVICE OF SUIT

(This Article applies to Reinsurers domiciled outside the United States of America and/or unauthorized in any state, territory, or district of the United States of America that has jurisdiction over the Company and in which a subject suit has been instituted. This Article is not intended to conflict with or override the parties’ obligation to arbitrate their disputes in accordance with the Arbitration Article.)

          In the event of the failure of any Reinsurer hereon to pay any amount claimed to be due hereunder, such Reinsurer, at the request of the Company, will submit to the jurisdiction of a court of competent jurisdiction within the United States. Nothing in this Article constitutes or should be understood to constitute a waiver of the Reinsurer’s right to commence an action in any court of competent jurisdiction in the United States, to remove an action to a United States

District Court, or to seek a transfer of a case to another court as permitted by the laws of the United States or of any state in the United States. The Reinsurer, once the appropriate court is accepted by the Reinsurer or is determined by removal, transfer, or otherwise, as provided for above, will comply with all requirements necessary to give said court jurisdiction. In any suit instituted against it upon this Agreement, the Reinsurer will abide by the final decision of such court or of any appellate court in the event of an appeal.

          Service of process in such suit may be made upon Mendes and Mount, LLP, 750 Seventh Avenue, New York, New York 10019-6829, when such suit is instituted in the state of New York; Mendes and Mount, LLP, 725 South Figueroa, 19th Floor, Los Angeles, California 90017-5524, when such suit is instituted in the state of California; either of the foregoing if the suit is not instituted in New York or California; or another party specifically designated in the applicable Interests and Liabilities Agreement attached hereto (hereinafter “agent for service of process”). However, if another party is so designated, the Reinsurer in question recognizes that the laws of the states of New York and California require that service be made on a law firm located in the respective state if a suit is instituted in that state, so that if the party designated on the Reinsurer’s Interests and Liabilities Agreement is not located in California as respects a suit instituted in California, or New York as respects a suit instituted in New York, the applicable office of Mendes and Mount stipulated above must be used for service of suit unless the provisions of the final paragraph of this Article apply.

          The agent for service of process is authorized and directed to accept service of process on behalf of the Reinsurer in any such suit and/or upon the request of the Company to give a written undertaking to the Company that they will enter a general appearance upon the Reinsurer’s behalf in the event such a suit is instituted.

          Further, pursuant to any statute of any state, territory, or district of the United States that makes provision therefor, the Reinsurer hereby designates the Superintendent, Commissioner, or Director of Insurance or other officer specified for that purpose in the statute, or the successor or successors in office, as its true and lawful attorney upon whom may be served any lawful process in any action, suit, or proceeding instituted by or on behalf of the Company or any beneficiary hereunder arising out of this Agreement, and hereby designates the above named as the person to whom the said officer is authorized to mail such process or a true copy thereof.

COMPLIANCE

          The Company and the Reinsurers each represent that to the best of their knowledge and belief they are, and will use their best efforts to continue to be, in substantial compliance in all material respects with all laws, regulations, and judicial and administrative orders applicable to the business reinsured under this Agreement (collectively, the “Law”). This includes the maintenance of an effective anti-money laundering policy to the extent the Company is required to have such a policy in place. Neither the Company nor the Reinsurers will be required to take any action under this Agreement that would result in either being in violation of the Law, which for purposes of companies subject to U.S. regulation, including the Reinsurers, will include requirements enforced by the U.S. Treasury Department Office of Foreign Asset Control. The Company and the Reinsurers acknowledge and agree that a claim under this Agreement is not payable if payment would cause the Reinsurers to be in violation of the Law. Should either of the parties discover a reinsurance payment has been made in violation of the Law, such party will notify the other parties and all parties will cooperate in order to take all necessary corrective actions. The Company will return the reinsurance payment to the Reinsurer to the extent, and at such time, as permitted by Law.

AGENCY

          For purposes of sending and receiving notices and payments required by this Agreement, the reinsured company that is set forth first in the definition of “Company” in the Preamble to this Agreement will be deemed the agent of all other reinsured companies referenced in the Preamble. In no event, however, will any reinsured company be deemed the agent of another with respect to the terms of the Insolvency Article.

INTERMEDIARY

          Aon Re Inc., an Illinois corporation, or one of its affiliated corporations duly licensed as a reinsurance intermediary, is hereby recognized as the Intermediary negotiating this Agreement for all business hereunder. All communications (including but not limited to notices, statements, premiums, return premiums, commissions, taxes, losses, loss expenses, salvages, and loss settlements) relating to this Agreement will be transmitted to the Company or the Reinsurers through the Intermediary. Payments by the Company to the Intermediary will be deemed payment to the Reinsurers. Payments by the Reinsurers to the Intermediary will be deemed payment to the Company only to the extent that such payments are actually received by the Company.